Issuer Free Writing Prospectus dated October 28, 2010

Filed Pursuant to Rule 433

Registration No. 333-169576

(Relating to the Preliminary Prospectus Supplement dated October 27, 2010 and the Prospectus dated October 6, 2010)

We have filed a registration statement, a prospectus and a preliminary prospectus supplement with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and related prospectus as well as the other documents we have filed with the SEC for more complete information about us and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we or the underwriters for this offering will arrange to send you the preliminary prospectus supplement (or, if then available, the final prospectus supplement) and related prospectus if you request it by calling toll-free at 877-547-6340 or if you request it from Equity Syndicate Prospectus Department, Jefferies & Company, 520 Madison Avenue, 12th Floor, New York, NY, 10022 or at Prospectus_Department@Jefferies.com. You may also access the preliminary prospectus supplement and related prospectus by clicking on the following link: http://www.sec.gov/Archives/edgar/data/1029142/000119312510238031/d424b5.htm . The following information supplements and updates the information contained in the preliminary prospectus supplement and related prospectus.

Issuer	Dynavax Technologies Corporation (NASDAQ: DVAX)

Common stock offered by Dynavax

23,000,000 shares of common stock. In addition, we have granted the underwriters an option for a period of 30 days to purchase up to an additional 3,450,000 shares of common stock to cover overallotments. Except as otherwise indicated, all information in this issuer free writing prospectus assumes no exercise by the underwriters of their overallotment option.

Upon completion of this offering, we will have 111,344,444 shares of common stock outstanding based on 88,344,444 shares of common stock outstanding as of September 30, 2010, which excludes as of that date:

•       25,834,710 shares of common stock issuable upon the exercise of warrants, having a weighted average exercise price of $1.74 per share;

•       6,626,545 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2010, having a weighted average exercise price of $3.09 per share;

•       270,000 unvested restricted stock units as of September 30, 2010;

•       an aggregate of 1,343,835 shares of common stock reserved for future issuance under our stock option and employee stock purchase plans as of September 30, 2010; and

•       an aggregate of 750,000 shares of common stock sold to Aspire Capital Fund, LLC, or Aspire Capital, subsequent to September 30, 2010 and potential additional issuances pursuant to the Common Stock Purchase Agreement we entered into with Aspire Capital on September 20, 2010.

Public offering price	$1.70 per share.

Net proceeds to Dynavax	We estimate that the net proceeds from the sale of the 23,000,000 shares of common stock that we are offering will be approximately $36.5 million, or approximately $42.0 million if the underwriters exercise in full their option to purchase up to 3,450,000 additional shares of common stock, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Pricing date	October 28, 2010.

Closing date	On or about November 2, 2010.

Dilution

Our net tangible book value as of June 30, 2010 was approximately $9.7 million, or $0.11 per share. After giving effect to the sale of 23,000,000 shares of our common stock in this offering at the public offering price of $1.70 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2010 would have been approximately $46.2 million, or $0.42 per share. This represents an immediate increase in net tangible book value of $0.31 per share to existing stockholders and immediate dilution of $1.28 per share to investors purchasing our common stock in this offering at the public offering price.

If the underwriters exercise in full their option to purchase 3,450,000 additional shares of common stock, our as adjusted net tangible book value as of June 30, 2010 after giving effect to this offering would have been $0.46 per share, representing an increase in net tangible book value of $0.35 per share to existing stockholders and immediate dilution of $1.24 per share to investors purchasing our common stock in this offering at the public offering price.

The above discussion is based on 86,577,000 shares outstanding as of June 30, 2010, and excludes as of that date:

•       25,834,710 shares of common stock issuable upon the exercise of warrants, having a weighted average exercise price of $1.74 per share;

•       6,490,341 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2010, having a weighted average exercise price of $3.27 per share;

•       270,000 unvested restricted stock units as of June 30, 2010;

•       an aggregate of 1,634,231 shares of common stock reserved for future issuance under our stock option and employee stock purchase plans as of June 30, 2010; and

•       an aggregate of 2,350,000 shares of common stock sold to Aspire Capital subsequent to June 30, 2010 and potential additional issuances pursuant to the Common Stock Purchase Agreement we entered into with Aspire Capital on September 20, 2010.

Sole book-running manager	Jefferies & Company, Inc.

Co-managers	Wedbush Securities Inc. and Cowen and Company, LLC.